Mail Stop 3561

April 9, 2010

VIA U.S. MAIL

Jay T. Schwartz
Director and President
Audience Productions, Inc.
2311 N. 45th Street, Suite 310
Seattle, WA 98103

Re: Audience Productions, Inc.
Amendment No. 6 to the Registration Statement on Form S-1
Filed April 5, 2010
File No. 333-162589

Dear Mr. Schwartz:

    We have reviewed your response to our letter dated March 25, 2010 and have the following additional comment. Please note that page references refer to the marked version of your filing provided by counsel.

Slides 11 and 12

1. We note your response to our prior comment 4.   The three no-action letters cited in your response appear to be substantially distinguishable from the facts and circumstances present here. Specifically, in each of the three transactions cited, there was only one "finder." Two of the finders were licensed real-estate brokers with prior business relationships with their contacts. Moreover, two instances cited involved the sale of a business, and one instance involved the sale of limited partnership interests to accredited investors. We are unable to locate authority for application of the no-action position articulated in these three letters to numerous potentially unsophisticated investors. Further, notwithstanding the steps the company has taken in creating the "spread the word" function, the company cannot control extraneous contacts between recommenders and potential investors which could potentially result in Securities Act Section 12 and Exchange Act Section 15 liability attaching to recommending investors. Accordingly, please delete the slides and confirm the "spread the word" mechanism will not be used in this offering.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (206) 749-9261
        Noel Howe, Esq.
        Beacon Law Advisors